Filed pursuant to Rule 497(e) and Rule 425(a)

under the Securities Act of 1933, as amended

Registration File No.: 333-200831

BAILLIE GIFFORD FUNDS

Baillie Gifford International All Cap Fund

Baillie Gifford Developed EAFE All Cap Fund

Baillie Gifford EAFE Plus All Cap Fund

 Supplement dated September 16, 2025, to the Funds’ Prospectus and Statement of Additional Information dated April 30, 2025, as amended

IMPORTANT NOTICE REGARDING FUND REORGANIZATION

At a meeting held on September 15, 2025, the Board of Trustees (the “Board”) of the Baillie Gifford Funds (the “Trust”) approved and adopted, with respect to each Fund listed in the table below, an Agreement and Plan of Reorganization (each, a “Plan”), pursuant to which each Target Fund will merge with and into Baillie Gifford International Alpha Fund (the “Acquiring Fund” together with the Target Funds, the “Funds” and each a “Fund”), an existing series of the Trust (each, a “Reorganization”).

Target Funds	Acquiring Fund
Baillie Gifford International All Cap Fund	Baillie Gifford International Alpha Fund
Baillie Gifford Developed EAFE All Cap Fund
Baillie Gifford EAFE Plus All Cap Fund

Pursuant to the Plan, the Reorganization of each Target Fund will consist of (1) the transfer of substantially all of the Target Fund’s assets and liabilities to the Acquiring Fund in return for shares of the Acquiring Fund; and (2) the distribution of the Acquiring Fund shares to each Target Fund’s shareholders in complete liquidation of the applicable Target Fund. Each Reorganization is currently expected to occur on or about February 2, 2026, on which date, the shareholders of the applicable Target Fund will become shareholders of the Acquiring Fund and will no longer be shareholders of the Target Fund. Each Reorganization is intended to qualify as a tax-free transaction for the applicable Target Fund and its shareholders for federal income tax purposes.

Shareholders of the Target Funds are not required to approve and will not be asked to vote on the Reorganizations. The Board’s approval and adoption of the Plan for each Target Fund and the Acquiring Fund serve as the only authorization required in order to complete the Reorganizations. An information statement/prospectus (the “Information Statement”) with respect to the Reorganizations is expected to be mailed to all Target Fund shareholders in November 2025. The Information Statement will describe the Acquiring Fund and include other important information about the Reorganizations, including a comparison of the Acquiring Fund and Target Funds, the rationale for the Reorganizations and a discussion of certain Reorganization-related costs to be borne by the Funds' investment adviser. Please read the Information Statement carefully.

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Shareholders are urged to read the relevant documents filed or to be filed with the Securities and Exchange Commission (the “SEC”), including the Information Statement, because they contain important information. Shareholders may obtain a free copy of the Information Statement (when available) and other documents filed with the SEC on the SEC's website at http://www.sec.gov. Copies of all of these documents, once available, also may be obtained upon request without charge by visiting bailliegifford.com or calling 1-844-394-6127.

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

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This supplement provides new and additional information beyond that contained in the Prospectus and Statement of Additional Information and should be read in conjunction with those documents.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

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